June 30, 2008

Division of Corporation Finance
Securities & Exchange Commission
Mail Stop 7010
Washington, DC 20549
Attn:  Pamela Long, Assistant Director

Re:	Caprius, Inc. Registration Statement (No. 333-148792)

Ladies and Gentlemen:

We are simultaneously filing Pre-Effective Amendment No. 2 on Form S-1 (the “Amendment”) to the above-captioned Registration Statement through the EDGAR system.

Our detailed responses to the comments in your Comment Letter of May 12, 2008 are set forth below.  The paragraphs of this letter are keyed to the numbered paragraphs in the Comment Letter to facilitate your review.  Attached is a copy of the Comment Letter to use in referencing the comments.  In addition, we have filed a marked copy of the Amendment showing the changes from the previously submitted Form S-1 Pre-Effective Amendment No. 1.

General

1.           We request that in the staff’s further evaluation of our responses to this comment the staff take into consideration the points discussed in the telephone call of May 29, 2008 among Pam Long and Brigitte Lippmann of the SEC staff, Jack Hogoboom and the undersigned, and the background documents furnished by Mr. Hogoboom subsequent to the telephone call.  We maintain our prior positions that the circumstances of our capitalization, the nature of the placements to institutional investors, the terms of the preferred stock and the warrants sold in the placements without market price adjustments, and the continued holding of the purchased securities by the investors clearly demonstrate that the registration statements for the Series E and Series F investors are valid secondary offerings and should be permitted to go effective for the securities included therein.

2.           In preparing Pre-Effective Amendment No. 3 to the registration statement on Form S-1 (No. 333-141647) (the “Series E Amendment”), we addressed the comments raised in the Comment Letter.  The Series E Amendment is being filed simultaneously with the Amendment and a marked copy of the Series E Amendment is being separately delivered to the SEC staff.

Pamela Long
Securities & Exchange Commission
June 30, 2008

3.           We added a tabular presentation in the Selling Stockholders section showing the dividend rate on the three series of preferred stock, the amount of accrued dividends on each class to each of the Significant Shareholders as of March 31, 2008 and the amount of dividends on each series of preferred that would be accrued for the 2008 fiscal year to each of the Significant Shareholders.  We have not included information about penalties because we do not believe any penalties are payable, and none of the holders has sought any penalties.  See response to Comment No. 22.

4.           We supplemented one of the tabular presentations in the Selling Stockholders section to show the number of shares of common stock currently underlying the purchases of each series of preferred stock by the Significant Shareholders.  The tabular presentations set forth the information sought in this comment and also in comment No. 5, other than a calculation of the possible profit by each holder.  It is noted that other than the Series C Preferred placement, the Significant Shareholders would incur losses should they convert their Series D, Series E or Series F Preferred Stock and sell the underlying shares.  The current market price of the common stock is $0.25 per share versus conversion prices of $0.64 per share for the Series D, $0.40 for the Series E and $0.60 for the Series F.  The Series C was converted into common stock almost 3 ½ years ago.  It is assumed most public holders at the time of the Series C placement have sold their shares at prices greater than the current low market prices. Moreover, all information needed by an investor to determine the profit potential of a significant holder is presented in the tables and is easily calculable.

 5.           See the response to comment No. 4.

Prior Private Placements, page 4

6.           This comment has been complied with.  The information was updated to May 31, 2008.

7.           This comment has been complied with.

Management’s Discussion and Analysis, page 13

8.           This comment has been complied with.

Liquidity and Capital Resources, page 15

9.           This comment has been complied with.

10.           This comment has been complied with.

11.           This comment has been complied with.

Pamela Long
Securities & Exchange Commission
June 30, 2008

Critical Accounting Policies, page 15

12.           This comment has been complied with.  Disclosure has been revised to provide the assumptions used to estimate the fair value of the reporting unit.  We have referred to Section 501.14 of the Financial Reporting Codification.

13.           This comment has been complied with.  Disclosure has been added in the critical accounting policies disclosing the fact that the functional currency of the Company’s foreign subsidiary is the US dollar.

Security Ownership, page 35

14.           This comment has been complied with.

(Note B) Summary of Significant Accounting Policies, page F-7

[2] Revenue Recognition, page F-7

15.           This comment has been complied with.  The revenue recognition footnote has been further revised to disclose the sales transactions with leasing companies.

[21] Goodwill, page F-12

16.           This comment has been complied with.

(Note E) – Equity Financing, page F-13

17.           This comment has been complied with.  Disclosure has been added describing the method used to adjust the conversion price for each of the securities into shares of common stock.

18.           After further review of the anti-dilution provisions of the Series D Preferred Stock and Issue 7 of EITF 00-27, it has become apparent that the re-pricing of the Series D Preferred Stock would have caused an additional layer of beneficial conversion feature which would ultimately be recorded as an additional deemed dividend of approximately $1.2 million.  Reference is made to the revised disclosure in Note [E].  Based on responding to comment #19 below, it was discovered that the Company inadvertently recorded excess deemed dividend for the Series E Preferred Stock in the amount of approximately $637,000.  The Company has performed a quantitative analysis and determined that the net effect amounting to approximately $599,000 in net additional deemed dividend (and the related effect on earnings per share) on a quarterly and annual basis is deemed not to be significant to a common shareholder based on the aggregate amount of loss for each respective period.

Pamela Long
Securities & Exchange Commission
June 30, 2008

From a qualitative perspective, the Company has considered what effect, if any, would this change may have had on an existing or potential stockholder in whether to buy or sell the Company’s common stock.   The consideration which went into this is as follows: a) the Company has historically generated losses, b) any additional deemed dividends would not effect the net loss from operations which is what an investor would more likely than not base his/her investment in the Company on, c) any additional restatement to previously filed financial statements would not have any impact on stockholders' equity and statements of cash flows; d) the Company specifically states in its management’s plans that it expects to generate losses in the future, and e) the Company’s common stock is thinly traded and its market capitalization is below $2 Million.  Amending the Company’s two Form 10-QSBs and its Form 10-KSB for the year ended September 30, 2007, would have no impact whatsoever on any reliance a current stockholder or a future stockholder may have had at that time.

Accordingly, based on management’s quantitative and qualitative assessment, it was determined that a restatement of the previously filed reports would not be necessary since it would not yield a change in decision by any one investor and the fact that the amount is deemed immaterial on a EPS reported basis and even more immaterial on a fully diluted basis. (Assuming the Series D, E and F Preferred Stock were to convert into common stock.)

19.           After further review of the calculation of the beneficial conversion feature for the Series E Preferred Stock, it was discovered the Company inadvertently recorded excess deemed dividend amounting to approximately $637,000.  See position taken by the Company based on response to comment #18 above.

20.           This comment has been complied with.  After further review of the warrant agreements, the Company has determined that these anti-dilution provisions are not standard; however, because the triggering event in adjusting the exercise price of the warrants are completely within the control of the Company, equity treatment of the warrants is appropriate.  The Company has revised its footnote accordingly.

Below is the Company’s analysis of Paragraph 12-32 of EITF 00-19 which supports the classification of warrants as equity, and not as debt.

Analysis

The Company assessed each warrant contract to determine balance sheet classification.  The Company first evaluated the individual settlement alternatives contained within each contract and determined all outstanding warrant contracts must either be physically settled or net-share settled.  None of the outstanding contracts provide for net-cash settlement.  In accordance with paragraph 8 of EITF 00-19 contracts that require physical or net-share settlement are initially classified as equity.  The Company has also evaluated each outstanding warrant contract on a holder by holder basis and determined that all conditions set forth in paragraph 12 through 32 of EITF 00-19 have been met for equity classification.  See below for a summary analysis by paragraph.

Pamela Long
Securities & Exchange Commission
June 30, 2008

Paragraph 12 to 13 – The Company does not provide for net-cash settlement at the control of the counterparty.

Paragraph 14 to 18 – The Company may settle its warrant contracts in un-registered shares.

Paragraph 19 – The Company has sufficient authorized shares to settle all of its potentially convertible securities.

Paragraph 20 to 24 – The warrant contracts explicitly limits the number of shares to be delivered in a share settlement.

Paragraph 25 –  No required cash payment to the counterparty in the event the Company fails to make timely periodic filings with the SEC.

Paragraph 26 – No required cash payment to the counterparty if the shares initially delivered upon settlement are subesequentely sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due.

Paragraph 27 to 28 – The warrant contract does not require net-cash settlement in specific circumstances in which the holders of shares underlying the warrants also would receive cash in exchange for their shares.

Paragraph 29 to 31 – There are no provisions in the warrant contract that indicate that the counterparty has rights that rank higher than those of a shareholder of stock underlying the warrant.

Paragraph 32 – There are no requirements in the warrant contract to post collateral at any poin of for any reason.

21.           As the initial classification of the warrants granted in connection with the Series D Preferred Stock were treated as equity, any future change in the underlying valuation would have remained as an equity adjustment within the additional paid-in capital account.

The Company has relied on EITF-00-19, Paragraph 9 to support its position.  Paragraph 9 states that contracts that require that a company deliver shares as part of a physical settlement or a net-share settlement should be initially measured at fair value and reported in permanent equity.  Subsequent changes in fair value should not be recognized as long as the contracts continue to be classified as equity.  By virtue of adjusting the exercise price of the warrants because of the milestone provisions, there was no change as to how the Company would settle the shares.  Accordingly, even if there were to be a change in the fair value, the effect would have remained within equity.

Pamela Long
Securities & Exchange Commission
June 30, 2008

22.           As mentioned in response to comment no. 3, we do not believe there is a current obligation under the registration rights agreements entered into on the Series E and Series F placements for the accrual of penalties for the delay in obtaining effective dates for the two registration statements.  The selling stockholders are aware of the Rule 415 issue that transcends the staff’s other comments, and in fact, the registration rights agreement for the Series F placement expressly refers to a date caused by differing interpretations of Rule 415.  We have otherwise complied with the time periods under those agreements.  Footnote disclosure has been revised to state that no events have occurred that would trigger the accrual of liquidated damages.

23.           This comment has been complied with.  Reference is also made to the dividend table added to the “Selling Stockholders” section.

(Note H)-Commitments and Contingencies, page F-16

24.           The comment has been complied with.  Disclosure has been added stating that the Company is unable to reasonably estimate the possible loss.  The difficulty in estimating a reasonable possible loss in the disclosed litigation stems from the unrealistic contract interpretation asserted by plaintiffs.  The plaintiffs had loaned $500,000 to MCM prior to the Caprius acquisition of a controlling interest in MCM.  As part of Caprius’ acquisition, MCM made various arrangements with its prior investors, including repaying this investor $100,000 and entering into a royalty agreement with him based upon certain future sales of the MCM Sterimed system over a fixed period for payment of royalties up to $400,000, based upon a formula.  In the event the royalty payment amount would be less than $400,000, the pre-existing MCM stockholders would be responsible for the difference, paying the difference either in dollars or transferring their shares of MCM stock to plaintiffs.  The pre-existing MCM stockholders were named as defendants in the litigation, but not all of them have been served.  Our position is that based upon the royalty formula no royalties were due from MCM under the agreement.  However, assuming all MCM sales during the royalty period came within under the formula and at the highest rate, the amount due would be approximately $160,000, which assumption we believe is not a proper reading of the agreement.  Plaintiffs have not produced any documentation to support their reading.  Moreover, we intend to continue the deposition of the individual plaintiff.  Plaintiffs tried to expand the scope of the claims to matters outside of the royalty agreement, but were denied by the judge.  The litigation is basically on hold as plaintiffs’ local counsel has withdrawn and we are seeking to ascertain whether the newly appointed counsel may have a legal conflict.  Further, the Company defendants are covered by a DOL policy which is currently reimbursing us for two-thirds of our costs.  We have made settlement overtures, but they were not pursued as the plaintiffs’ demands were for amounts in excess of our hypothetical maximum liability.

Pamela Long
Securities & Exchange Commission
June 30, 2008

It is also noted that the amount sought as monetary damages in the litigation is less than 10% of our current assets as of March 31, 2008.  Using Item 103 of Regulation S-K as a guideline, this litigation would no longer be deemed material.

For the reasons set forth in this letter and the disclosures in both amendments, we are submitting an acceleration request for each of the amendments and asking that the SEC declare the registration statements effective as soon as possible after the time set forth in the acceleration requests.

We have endeavored to be fully responsive to all of the staff’s comments.  Should you desire to discuss any of our responses or the acceleration requests, please contact me at (201) 342-0900 or our attorney, Bruce Rich at (212) 603-6780.

Sincerely,
/s/ Jonathan Joels
Jonathan Joels, Vice President and Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

  DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 12, 2008

Jonathan Joels
Treasurer and Chief Financial Officer
Caprius, Inc.
One University Plaza, Suite 400
Hackensack, New Jersey 07601

Re:	Caprius, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 29, 2008
File No. 333-148792

Dear Mr. Joels:

We have reviewed your filings and have the following comments.

General

1.
We note your response to comment 1 regarding the resale by the Significant Shareholders in our letter dated February 19, 2008.  We will further evaluate your response based on the disclosure you provide in response to our comments below.  Please note that this also applies to our related comment on your other Form S-I registration statement (file number 333-141647).

2.	Please address the comments for the Form S-I Amendment No. 1 (file number 333148792) in your next amendment to your Form S-I (file number 333-141647) to the extent that the comments are applicable.

3.
We note your response to comment 3 in our letter dated February 19, 2008.  Please provide tabular disclosure of the maximum dollar amount of each payment (including the value of any payments to be made in common stock) relating to dividends and penalties in connection with the transactions that you have made or may be required to make to the Biomedical funds, Dolphin Offshore Partners, and the Special Situations Funds (the “Significant Shareholders”).  We note that the terms of the Series D, E and F Preferred Stock provide for cumulative dividends commencing in October or December of 2007.

4.
We note your response to comment 4 in our letter dated February 19, 2008.  Please also include tabular disclosure of the total possible profit to be realized as a result of any conversion discounts for securities underlying the warrants and preferred stock held by the Significant Shareholders by adding rows for the following information:

Jonathan Joels
Caprius, Inc.
May 12, 2008

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

5.
We note your response to comment 5 in our letter dated February 19, 2008.  Please also include tabular disclosure of all prior securities transactions between the issuer and the Significant Shareholders by including the following information disclosed separately for each preferred stock transaction:

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the Significant Shareholders, affiliates of the company, or affiliates of the Significant Shareholders;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the Significant Shareholders, affiliates of the company, or affiliates of the Significant Shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Prior Private Placements, page 4

6.
On pages 4 and 35, please state the date you are referring to in the phrase “currently outstanding shares” regarding both the Series E and D preferred stock, as the number of shares currently outstanding differ from the most recent balance sheet including in the filing.

Jonathan Joels
Caprius, Inc.
May 12, 2008

7.	On page 4, you state that the currently outstanding 172,933 shares of Series D Convertible Preferred Stock is convertible into “3,3 shares of common stock.” Please revise this typographical error.

Management’s Discussion and Analysis, page 13

8.
We note your revised disclosure in response to comment 13 in our letter dated February 19, 2008.  It is unclear to us how the analysis you provided for the changes in interest (expense) income, net adequately explains to investors why you recognized interest income of $29,693 in fiscal year 2006 versus interest expense of $18,056 in fiscal year 2007.  Please further revise your disclosure to better describe the specific factors contributing to the changes to this line.  You may want to consider disclosing the components of this line item to aid in such analysis.

Liquidity and Capital Resources, page 14

9.
Please revise your liquidity and capital resources discussion to include analysis for all periods presented.  Ensure that your discussion of cash flows from operations includes a detailed analysis of the material activity therein.  Refer to Instruction 1 to Item 303(a) of Regulation S-K for guidance.

10.
We note your revision in response to comment 14 in our letter dated February 19, 2008.  It is unclear how such additional analysis fully addresses the concerns raised in our previous comment and how investors will be able to assess the collectibility of your accounts receivable as you only address 30% of the balance.  As previously requested, please disclose accounts receivable’s days sales outstanding for each period presented and provide an explanation for any periods with days sales outstanding longer than your normal collection period and any material variances between periods.

11.
We note that inventories are 20.9% of total assets as of December 31, 2007, and that it increased 48% from September 30, 2007, to December 31, 2007.  As such, please disclose and include an analysis of inventory turnover rates for each period presented.  Refer to instruction 5 to Item 303(A) of Regulation S-K for guidance.

Critical Accounting Policies, page 15

12.
We note your revised disclosures in response to comment 15 in our letter dated February 19, 2008.  Please further revise your disclosure to provide a sensitivity analysis of the assumptions used to estimate the fair value of your reporting unit.  For example, please disclose the impact if your stock price increased or decreased by 10%.  Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Jonathan Joels
Caprius, Inc.
May 12, 2008

13.
We note your response to comment 28 in our letter dated February 19, 2008.  As your foreign subsidiary has generated a significant amount of revenues and a significant amount of your assets are located in Israel, please include a critical accounting policy to disclose the factors considered in determining that the functional currency of your foreign subsidiary is the US dollar instead of the local currency.

Security Ownership, page 35

14.
We note your response to comment 21 in our letter dated February 19, 2008.  With respect to Great Point Partners, please disclose the natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by that beneficial owner.

(Note B) -- Summary of Significant Accounting Policies, page F-7

[2] Revenue Recognition, page F-7

15.
We note your revised disclosures in response to comment 25 in our letter dated February 19, 2008.  Regarding the sale off your products that are financed by a third party, please further revise your disclosure to state whether the third party leasing company or the end customer is the purchaser.  In this regard, we note that the Form 8-K dated April 16, 2008, announcing the sale of multiple units of the SteriMed Systems through a leasing transaction with Macquarie Equipment Financing, LLC has been set up as an operating lease for the customer.  Please also revise your disclosure to clarify at what point in the sales process the risks and rewards of ownership of the product and title has passed to the purchaser.  In this regard, please disclose the material terms of these arrangements, including whether you have an obligation to repurchase the unit.  Refer to SAB 104 for guidance.

[2] Goodwill, page F-12

16.
We note your revised disclosure in response to comment 30 in our letter dated February 19, 2008.  As previously requested, please provide a description of the facts and circumstances that lead to the $452,000 goodwill impairment recognized in fiscal year 2006.  Refer to paragraph 47.a. of SFAS 142 for guidance.

(Note E) – Equity Financing, page F-13

17.
We note your revised disclosure in response to comment 31 in our letter dated February 19, 2008, regarding the re-pricing provisions for the Series D, E and F convertible preferred stock.  Please also disclose the method used to adjust the conversion price for each of these securities into shares of common stock.  For example, is the revised conversion price for the remaining number of unconverted preferred stock adjusted to equal the conversion price of the most recently series of preferred stock?

Jonathan Joels
Caprius, Inc.
May 12, 2008

18.
We note your response to comment 31 in our letter dated February 19, 2008.  It remains unclear to us how you determined that the re-pricing of the Series D preferred stock did not result in an accounting impact based on the guidance in Issue 7 of EITF 00-27.  In this regard, we note that the beneficial conversion feature of $1,300,000 you have recognized is less than the gross proceeds allocated to the Series D preferred stock based on the fair value of the warrants with the Series D preferred stock.  Please provide us with a more detailed discussion regarding your consideration of Issue 7 of EITF 00-27.  Please note that it would appear such guidance would also be applicable to the Series F preferred stock, if or when the Series F preferred stock’s conversion price is adjusted.

19.
You disclose on page F-14 that the Series E preferred stock was issued with an effective beneficial conversion feature of approximately $2,347,000 based upon the relative fair values of the preferred stock and warrants.  You also disclose the fair value of the related warrants is $1,145,000, which leaves $1,355,000 for the Series E preferred stock.  As such, please tell us how you determined the amount of the beneficial conversion feature based on the guidance in paragraph 6 of EITF 98-5.  Please also revise your disclosure, as appropriate.

20.
We note your response to comment 32 in our letter dated February 19, 2008.  It remains unclear to us if you have determined that the re-pricing provisions for the warrants issued with the Series C, E and F preferred stock are standard anti-dilution provisions that would not preclude a conclusion that the instrument is convertible into a fixed number of shares as discussed in paragraph 8 of EITF 05-2.  Please specifically tell us how you determined that these re-pricing clauses are standard anti-dilution clauses.  Otherwise, please revise your disclosure to clarify that these are not standard anti-dilution provisions.  Also, please then provide us with a more comprehensive analysis of your consideration of the guidance in paragraphs 12-32 of EITF 00-19 regarding the appropriate classification of these warrants either within equity or as a liability.

21.
We note that the exercise prices of the warrants issued with the Series D preferred stock were adjusted upon achievement of certain milestone provisions on January 1, 2007, without an accounting impact.  Please provide us with a comprehensive explanation as to how you determined such a change did not result in an accounting impact including reference to the authoritative literature that supports your conclusion.

Jonathan Joels
Caprius, Inc.
May 12, 2008

22.
We note your response to comment 33 in our letter dated February 19, 2008.  Based on the registration rights agreements included as Exhibit 10.2 to the Form 8-K filed March 1, 2007, for the Series E preferred shares, and Exhibit 10.2 to the Form 8-K filed December 10, 2007, for the Series F preferred shares, it appears that liquidated damages begin accruing if the corresponding registration statements (No. 333-141647 and No. 333-148792 ) are not declared effective within a prescribed time period.  We further note that both registration rights agreements allow for certain delays.  Please revise your disclosures for both your Series E and Series F preferred stocks to state that the delays encountered in having the corresponding registration statements arc allowable delays per the registration rights agreements; therefore, the liquidated damages clauses have not been triggered at this time.  Alternatively, revise your disclosure, as previously requested, to address the disclosure requirements of FSP EITF 00-19-2.

23.
We note your response to comment 36 in our letter dated February 19, 2008.  As previously requested, please revise your footnote disclosure to state the terms of the dividends to be earned by the Series D, E and F preferred stockholders.  Please also revise your MD&A disclosure to discuss the impact payment of these dividends will have on your cash flows, if any.  In this regard, we note that you began accruing for such dividends during your December 31, 2007, fiscal quarter.

(Note H) - Commitments and Contingencies, page F-16

24.
We note your response to comment 37 in our letter dated February 19, 2008.  As previously requested, please revise your disclosure to state that you are unable to estimate the reasonably possible loss at this time in accordance with paragraph 10 of SFAS 5.  In addition, we note your statement that discovery for this case is substantially complete.  As such, please also explain why you are unable to estimate the reasonably possible loss given that discovery is substantially complete.  Otherwise, confirm to us that you believe it is remote that the loss contingency will have a material impact to your consolidated financial statements.

As appropriate, please amend your registration statement in response to these comments.  You may contact Jenn Do at (202) 551-3743 or Tracey Houser at (202) 551-3736 if you have questions regarding comments on the financial statements and related matters.  Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director